Exhibit 99.1

AMARIN APPOINTS DR. WILLIAM MASON AS LEAD
INDEPENDENT DIRECTOR

LONDON, United Kingdom, February 4, 2008– Amarin Corporation plc (NASDAQ: AMRND) today announced that its Board of Directors has established the position of Lead Independent Director and has appointed current board member, Dr. William Mason, to that role. In his capacity as Lead Independent Director, Dr. Mason will have the authority to convene meetings of the independent directors, and will preside over those meetings, will coordinate the activities of the independent directors, and will act as a liaison between the independent directors, the Board and the Chairman.

The establishment of a Lead Independent Director and Dr. Mason’s appointment to that position follows the recent announcement by Amarin that Thomas Lynch, Amarin’s Chairman, has assumed the additional role of Chief Executive Officer of Amarin.

Mr. Lynch commented, “Dr. Mason’s appointment as our Lead Independent Director reflects our ongoing commitment to maintaining high standards of corporate governance. Dr. Mason is a valued non-executive board member, and an experienced advisor to the pharmaceutical and biotechnology industry. We look forward to his continued contribution to our business.”

Dr. Mason added, “I am pleased to accept the new role of Lead Independent Director and look forward to working with both Amarin’s talented resource of independent directors, as well as with Thomas Lynch, our experienced Chairman and CEO, at what is a very exciting time for the Company. This is a valuable step in the evolution of our high standards of governance. Amarin’s Board of Directors is committed to the highest level of corporate governance in our quest to achieve value for all of our shareholders.”

Dr. Mason has served as a non-executive board member of Amarin since July 2002, is Chairman of the Company’s Audit Committee and a member of Amarin’s Nominations Committee. Dr. Mason received his B.Sc. from Case Western Reserve University in the United States and his doctorate in physiology from Trinity College, Cambridge, UK in 1977. For twenty years he led a program of neuroscience-focused medical research in Cambridge.

Dr. Mason also played an active role as a member of the Advisory Council on Science and Technology (ACOST) in the UK Cabinet Office of HM Government, developing government policy to create a highly qualified scientific and technical manpower base in the UK. He has founded successful high technology biomedical companies and has extensive commercial transactional experience in the healthcare and life sciences sector. He maintains strong links with the healthcare investment community. Currently, Dr. Mason is Chairman of OrthoMimetics Ltd., Camlab Ltd. and Team Consulting Ltd., and

is a director of Sage Healthcare Ltd., Zygem Ltd. and Sphere Medical Ltd. He is also a member of the 3i Independent Director’s Program.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system (CNS) and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively. In accordance with customary Nasdaq practice, following Amarin’s reverse stock split, which took effect from January 18, 2008, a “D” will be appended to Amarin’s Nasdaq ticker symbol for a period of 20 trading days and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”.

Contacts:
Amarin +353 (0) 1 669 9020
ThomasLynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields+1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt+44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

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